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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58606R403
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 8, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 58606R403
-------------------

=========== ====================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Great Point Partners, LLC
----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) |_|

             (b) |_|

----------- --------------------------------------------------------------------

    3       SEC Use Only

----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF

----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware

-------------------------------------- -------- --------------------------------

                                          7     Sole Voting Power  -0-

          Number of Shares             -------- --------------------------------

                                          8     Shared Voting Power  11,273,236

        Beneficially Owned by          -------- --------------------------------

                                          9     Sole Dispositive Power  -0-

     Each Reporting Person With        -------- --------------------------------

                                         10     Shared Dispositive Power
                                                11,273,236

-------------------------------------- -------- --------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            11,273,236

----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  18.4%

----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                    OO
              ---------------------------------------------------------------
              ---------------------------------------------------------------
              ---------------------------------------------------------------
=========== ====================================================================

-------------------
CUSIP No. 58606R403
-------------------

=========== ====================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Dr. Jeffrey R. Jay, M.D.

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) |_|

             (b) |_|

----------- --------------------------------------------------------------------

    3       SEC Use Only

----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF

----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  United States

-------------------------------------- -------- --------------------------------

                                          7     Sole Voting Power  -0-

          Number of Shares             -------- --------------------------------

                                          8     Shared Voting Power  11,273,236

        Beneficially Owned by          -------- --------------------------------

                                          9     Sole Dispositive Power  -0-

     Each Reporting Person With        -------- --------------------------------

                                         10     Shared Dispositive Power
                                                11,273,236

----------- -------------------------- -------- --------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            11,273,236

----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  18.4%

----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     IN
              ---------------------------------------------------------------
              ---------------------------------------------------------------
              ---------------------------------------------------------------
=========== ====================================================================

-------------------
CUSIP No. 58606R403
-------------------

=========== ====================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Biomedical Value Fund, L.P.

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) |_|

             (b) |_|

----------- --------------------------------------------------------------------

    3       SEC Use Only

----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF

----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware

-------------------------------------- -------- --------------------------------

                                          7     Sole Voting Power  -0-

          Number of Shares             -------- --------------------------------

                                          8     Shared Voting Power 6,087,547

        Beneficially Owned by          -------- --------------------------------

                                          9     Sole Dispositive Power  -0-

     Each Reporting Person With        -------- --------------------------------

                                         10     Shared Dispositive Power
                                                6,087,547

----------- -------------------------- -------- --------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            6,087,547

----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  10.0%

----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     PN
              ----------------------------------------------------------------
              ----------------------------------------------------------------
              ----------------------------------------------------------------
=========== ====================================================================

-------------------
CUSIP No. 58606R403
-------------------


=========== ====================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Biomedical Offshore Value Fund, Ltd.

----------- --------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) |_|

             (b) |_|

----------- --------------------------------------------------------------------

    3       SEC Use Only

----------- --------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF

----------- --------------------------------------------------------------------

    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

----------- --------------------------------------------------------------------

    6       Citizenship or Place of Organization  Cayman Islands

-------------------------------------- -------- --------------------------------

                                          7     Sole Voting Power  -0-

          Number of Shares             -------- --------------------------------

                                          8     Shared Voting Power 5,185,689

        Beneficially Owned by          -------- --------------------------------

                                          9     Sole Dispositive Power  -0-

     Each Reporting Person With        -------- --------------------------------

                                         10     Shared Dispositive Power
                                                5,185,689

----------- -------------------------- -------- --------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person
            5,185,689

----------- --------------------------------------------------------------------

    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

----------- --------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  8.5%

----------- --------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     OO
              ----------------------------------------------------------------
              ----------------------------------------------------------------
              ----------------------------------------------------------------
=========== ====================================================================

                  This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on October 24, 2006 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended and restated as follows:

                  On October 16, 2006 BMVF used its own funds to purchase 5,277,966 shares of Common Stock of the issuer and a Warrant to acquire 1,656,078 shares of Common Stock. On November 8, 2006, BMVF exercised its Warrant in full through a cashless exercise whereby the Warrant was converted to 809,581 shares of Common Stock of the issuer. BMVF now owns in the aggregate 6,087,547 shares of Common Stock of the issuer.

                  On October 16, 2006 BOVF used its own funds to purchase 4,496,046 shares of Common Stock of the issuer and a Warrant to acquire 1,410,733 shares of Common Stock. On November 8, 2006, BOVF exercised its Warrant in full through a cashless exercise whereby the Warrant was converted to 689,643 shares of Common Stock of the issuer. BOVF now owns in the aggregate 5,185,689 shares of Common Stock of the issuer.

                  See Item 5 below for information with respect to Great Point and Dr. Jay.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby amended and restated as follows:

                  BMVF owns in the aggregate 6,087,547 shares of Common Stock of the issuer. Such shares in the aggregate constitute 10.0% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

                  BOVF owns in the aggregate 5,185,689 shares of Common Stock of the issuer. Such shares in the aggregate constitute 8.5% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

                  Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Dr. Jay as senior managing member of Great Point has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 10, 2006

                           Biomedical Value Fund, L.P.

                           By:      Great Point GP, LLC, its general partner

                           By:      /s/ Dr. Jeffrey R. Jay
                              -----------------------------------------
                                    Name:  Dr. Jeffrey R. Jay
                                    Title:  Senior Managing Member



                           Biomedical Offshore Value Fund, Ltd.

                           By:      Great Point GP, LLC, its investment manager

                           By:      /s/ Dr. Jeffrey R. Jay
                              -----------------------------------------
                                    Name:  Dr. Jeffrey R. Jay
                                    Title:  Senior Managing Member



                           Great Point Partners, LLC

                           By:      /s/ Dr. Jeffrey R. Jay
                              -----------------------------------------
                                    Name:  Dr. Jeffrey R. Jay
                                    Title:  Senior Managing Member



                                    /s/ Dr. Jeffrey R. Jay
                           --------------------------------------------
                           Dr. Jeffrey R. Jay, individually